MEMORANDUM OF UNDERSTANDING

This Memorandum Of Understanding ("MOU"), dated February 17, 2005 is by and between WinSonic Digital Media Group, Ltd ("WDMG") and Native American Television Network, Inc. ("NATVN") and will set forth the guidelines and basis for the long term business relationship between the parties to this MOU.

WDMG based in Atlanta, Georgia, is a facilities-based media distribution solutions company with a distinctive video transport concept that enables users to view, interact, and listen to all types of audio, online video, and digital TV, in full-screen format, at high speeds, superb quality, and greatly reduced costs, while reducing the need for high speed connections. As a facilities-based applications network provider, WDMG has established private room collocation services in conjunction with Level 3 Communications, Inc. and Verizon Communications, Inc. in Atlanta, Chicago, Dallas, Los Angeles, San Jose and New York City. The private room collocation facilities contain high-end facilities-based infrastructure that facilitate voice transport, audio, video, data, media and broadcast content over protocol-independent multi-layered communication systems that enables WDMG to operate its wave-lengths-based network. Verizon and Level 3 technicians will support and maintain the nationwide network called WinSonic Digital Cable Systems Network ("WDCSN").

WDCSN concentrates on carrier class high-speed connectivity solutions that bring together a first-class facility around the country along with network, multimedia and content distribution communication services to its customers, without requiring substantial capital investments.

NATVN, based in Albuquerque, New Mexico, and intends to launch the first publicly-traded, hemispheric, pan-tribal digital cable channel that will fill a huge void in original, family friendly programming to Native Americans and to the millions of non-Native American viewers who are interested in learning more about Native American history, cultures, lifestyles, businesses and spirituality, from a Native American point-of-view. NATVN intends to establish a group of news bureau locations, initially, in major media centers throughout the U.S. that are in close proximity to tribal communities, with the objective of establishing news bureaus throughout the northern hemisphere. NATVN will derive its revenues from selling air time to advertisers, subscriber fees and direct response commissions.

The parties to this MOU are interested in entering into a long term business relationship based on the following terms and conditions:

1. WDMG will provide its nationwide distribution platform and technical support, expertise and personnel to NATVN. The WDMG distribution platform or WDCSN will enable NATVN to reach its targeted Native American audience in urban and rural tribal communities via digital cable, satellite, broadband, wireless, copper plants and fiber optic

delivery platforms.

2. NATVN will use its resources and expertise to develop, produce, package, license and acquire programming for the operation of a 24/7, 365 digital cable channel.

3. NATVN will share up to a maximum of 50% of its net revenues generated from the receipt of proceeds from subscriber fees.

4. NATVN will provide WDMG with up to two minutes of commercial air time, per hour, on regularly scheduled programming that offers air space to advertisers with the exception of paid programming or long form advertisements.

5. WDMG will provide its expertise and guidance to NATVN in obtaining and filing all permits and licenses required by county, state and federal agencies.

6. WDMG and NATVN agree to enter into an exchange agreement of their respective common stock up to a maximum of $2,000,000 based on a mutually acceptable valuation formula.

This MOU comprises the basis of the current understanding of the parties hereto and will be replaced by a more detailed formal agreement that will be completed within the next thirty days from the date of this MOU and approved by each Company's Board of Directors.

AGREED AND ACCEPTED

By: ______________________
John C. Francis, President/CEO
Native American Television Network, Inc.

AGREED AND ACCEPTED

By ______________________
Winston Johnson, President/CEO
WinSonic Digital Media Group, Ltd.